Success of Publicis Groupe’s tender offer for Business Interactif

•	Publicis Groupe controls more than 95% of Business Interactif’s capital and voting rights

•	Reopening of offer during 16 trading days

•	A mandatory squeeze-out procedure to be initiated after the second phase of the tender offer

September 19, 2007– Publicis Groupe today announced the success of its tender offer for Business Interactif, with the valid tendering of 5,746,560 Business Interactif shares. Taking into account the shares already held by Publicis Groupe, as well as the treasury shares held by Business Interactif, Publicis Groupe now controls more than 95% of Business Interactif’s capital and voting rights.

As indicated in the prospectus registered with the Autorité des marchés financiers under visa n° 07-280 dated August 1, 2007, the tender offer will be reopened. Given that Business Interactif will publish its half-year results on October 5, 2007, the offer will be reopened for 16 trading days between September 21, 2007 and October 12, 2007 (inclusive) in order to allow the remaining Business Interactif shareholders to know the half-year results before responding to the offer.

In the tender offer Publicis Groupe has irrevocably committed to the following conditions:
- Pursuant to the main tender offer: Investors will be offered 167 euros and 5 Publicis Groupe shares against 33 Business Interactif shares.
- In the subsidiary offer: Investors will be offered 10.10 euros per Business Interactif share in the subsidiary cash tender offer, or 10 newly issued Publicis Groupe shares against 33 Business Interactif shares in the subsidiary exchange tender offer, both subsidiary offers being subject to an aggregate cap of 50% in cash and 50% in newly issued Publicis Groupe shares.

After the settlement of the reopened tender offer period, since the Business Interactif minority shareholders already hold less than 5% of the capital and voting rights, Publicis Groupe will initiate a mandatory squeeze-out procedure pursuant to which the minority shareholders will receive an all cash consideration of 10.10 euros for each untendered Business Interactif share.

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Publicis Groupe (Euronext Paris: FR0000130577) is the world’s fourth largest communications group, and a global leader in digital and online advertising, media consulting, and healthcare communications. With some 42,000 professionals in 104 countries, the Groupe’s activities cover advertising, through three global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media agencies with two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services, including digital and interactive communications through Digitas; relationship and direct marketing, public and media relations, corporate and financial communications, multicultural communications, and event communications. The Groupe is also the world leader in healthcare communications.
Web site: www.publicisgroupe.com

Business Interactif (Euronext Paris: FR 0000076051) is France’s leading and most integrated pure-play interactive marketing agency. The company offers a complete range of services and products designed to optimize multi-channel relationships and interactive marketing strategies such as: Recruitment and loyalty building e-mail and marketing campaigns, Search engine optimization, Site design, implementation and maintenance.
Business Interactif has a strong International presence with offices in Paris, New York, Tokyo and Shanghai, and has an impressive portfolio of long term top-tier clients: Accor, Airbus, Areva, Bic, Carrefour, Chronopost, International Olympic Committee, EDF, Lancôme, Lagardère, L’Oréal, Nestlé, PPR Group, SEB Group, Renault, Société Générale, and others. Business Interactif has specialized units, such as Webformance, European leader in search engine optimization, and I Base, a leader in email marketing.
Web site: www.businessinteractif.fr

Contacts
Publicis Groupe
Eve Magnant, Corporate Communications		+ 33 (0)1 44 43 70 25
Martine Hue, Investor Relations		+ 33 (0)1 44 43 65 00